Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               December 11, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                               FT 8418
                       FT High Income Model Portfolio, 1Q '20
                                     (the "Trust")
                          CIK No. 1788105 File No. 333-235246
                       ______________________________________


Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. PLEASE REPLACE THE PHRASE "A SIGNIFICANT PORTION" WITH THE ACTUAL PERCENTAGES THAT THE TRUST WILL INVEST IN LMBS AND HYLS.

      Response: The percentage that the Trust invests in each underlying ETF will be disclosed on the "Schedule of Investments."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                    By  /s/ Daniel J. Fallon
                                                        _______________________
                                                            Daniel J. Fallon